Testing the Waters Materials Related to Series #ALDRIN11

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#ALDRIN11

APOLLO 11 FLIGHT PLAN (ALDRIN SIGNED)

THIS INITIAL OFFERING IS COMING SOON!

CURRENT VALUE: $145,000

OFFERING FOR THIS ASSET IS NOT YET SCHEDULED. CHECK BACK SOON

DETAILS GALLERY LEGAL

DESCRIPTION OF SERIES 1969 BUZZ ALDRIN FLIGHT PLAN

Investment Overview

•Upon completion of the Series #ALDRIN11 Offering, Series #ALDRIN11 will purchase a 1969 Buzz Aldrin Apollo 11 Flown Signed Flight Plan Page for Series #ALDRIN11 (The “Series 1969 Buzz Aldrin Flight Plan” or the “Underlying Asset” with respect to Series #ALDRIN11, as applicable), the specifications of which are set forth below.

•On July 20, 1969, Apollo 11 Space Flight Commander Neil Armstrong and lunar module pilot Edwin “Buzz” Aldrin became the first people to land on the moon and walk on the lunar surface. Apollo 11 is considered a crowning achievement of the Apollo program, especially due to its role in helping the United States win the space race against The Soviet Union by becoming the first nation to put astronauts on the moon.

•The Flight Data File Assembly is a term used by NASA to refer to the “complete collection of checklists, orbital charts, maps, data files, procedures, flight plans, and data card kits carried aboard each spacecraft."

•The Underlying Asset is a 1969 Buzz Aldrin Apollo 11 Flown Signed Flight Plan Page.

Asset Description

Overview & Authentication

•The U.S. Congress passed legislation on July 29, 1958, that established the National Aeronautics and Space Administration (NASA).

•In 1960, Abe Silverstein, director of NASA’s space flight development, suggested the name “Apollo” for the first crewed US Mission to the Moon. He got the idea from an image of Apollo riding his chariot across the sun in a book of mythology.

•On May 25, 1961, in a speech to Congress, President John F. Kennedy unveiled a pledge to carry out Project Apollo, “I believe that this nation should commit itself to achieving the goal, before this decade is out, of landing a man on the moon and returning him safely to the earth. No single space project in this period will be more impressive to mankind, or more important for the long-range exploration of space; and none will be so difficult or expensive to accomplish.”

•On September 12, 1962, President Kennedy gave his now-famous “We choose to go to the moon,” speech at Rice University.

•Buzz Aldrin was born in Montclair, New Jersey, on January 20th, 1930.

•After graduating 3rd in his class from West Point in 1951, Aldrin flew F-86 Sabre jets in 66 combat missions in the Korean Conflict. He later flew F-100 Super Sabres as a Flight Commander with the 36th Tactical Fighter Wing at Bitburg, Germany. While in the Air Force, Aldrin logged 3500 hours of flying time. He then went on to get his doctorate from MIT, where he would complete doctoral work regarding manned space rendezvous which was used on later NASA missions.

•In October 1963, NASA selected Buzz Aldrin for its third class of astronauts.

•Project Apollo ran from 1961 to 1972, though the goal of landing on the moon was accomplished in 1969.

•During a pre-launch test in January 1967, the crew of the Apollo 1 mission was killed by a fire caused by technical issues. This incident resulted in Apollo 2 and Apollo 3 being retroactively designated to unmanned test flights. Apollo 4, 5, and 6 were all unmanned test flights of Apollo mission equipment.

•Neil Armstrong’s first words upon stepping out onto the moon’s surface were: “That’s one small step for man, one giant leap for mankind.”

•“An estimated 600 million people around the world watched as Armstrong and Aldrin left the first footprints on the lunar surface. The landing marked not just a historic milestone, but also the end of the Cold War Space Race between the U.S. and the Soviet Union. The Apollo program brought more missions and more landings, but Apollo 11 marked an unparalleled victory for the U.S.”

•Only 12 human beings have walked on the Moon. Nobody has physically returned to the lunar surface since the Apollo 17 mission in 1972.

•Buzz Aldrin retired from NASA in 1971.

•In 2018, a fictionalized account of the Apollo 11 mission called “First Man,” starring Ryan Gosling as Neil Armstrong and Corey Stall as Buzz Aldrin, was released and went on to earn over $105 million worldwide.

•NASA announced the Artemis program which will send the first woman and person of color to the moon.  Currently slated for 2025, this mission will return astronauts to the moon for the first time since the Apollo 17 mission.

•According to NASA: “The term “GET” (Ground Elapsed Time), used for manned U.S. spaceflights prior to the Space Shuttle, was referenced to “Range Zero,” the last integral second before liftoff.”

•The Underlying Asset is flight certified and accompanied by a letter of provenance from Buzz Aldrin.

Notable Features

•The Underlying Asset is a 1969 Buzz Aldrin Apollo 11 Flown Signed Flight Plan Page.

•The Underlying Asset was carried to the Moon in Command Module Columbia on the first lunar landing mission during July 16 to 24, 1969.

•The Underlying Asset is 1 of 11 sheets from the flight plan to detail lunar surface activities for Apollo 11.

•The Underlying Asset is signed and flight certified on both sides in blue ballpoint pen: “Carried to the moon aboard Apollo XI, Buzz Aldrin.”

•The Underlying Asset exhibits a detailed timeline of activities beginning 75 minutes after the Moon landing, including the steps for the “STAY / NO STAY FOR LUNAR SURFACE OPERATIONS.”

•The Underlying Asset is numbered 3-71 on its front and 3-72 on its back.

•The Underlying Asset’s letter of provenance from Buzz Aldrin includes the following: “The flight plan was probably the single most important document related to the success of our mission. It provided a time schedule of crew activities and spacecraft maneuvers to accomplish the first lunar landing. This page in particular from a Ground Elapsed Time (GET) standpoint has some of the most significant events that occurred during the entire Apollo 11 flight.”

•The Underlying Asset is signed on both sides by astronaut Buzz Aldrin.

•The Underlying Asset was owned by Buzz Aldrin beginning in 1969.

Notable Defects

•The Underlying Asset is in condition consistent with its ‘Fine’ condition.

Details

Series 1969 Buzz Aldrin Flight Plan
Memorabilia Type	Space-Flown Flight Plan
Mission	Apollo 11
Year	1969
Rarity	1 of 11 (Sheets of Apollo 11 lunar activities)
Condition	Fine
Provenance	Buzz Aldrin

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 1969 Buzz Aldrin Flight Plan going forward.

Buzz Aldrin
Astronaut

Enclosed with this letter is a sheet numbered 3-71 and 3-72 from the *Apollo 11 Flight Plan, Part No. SKB32100080-350, S/N 1001.* It is part of the entire document that was carried to the Moon in Command Module *Columbia* on the first lunar landing mission during July 16 to 24, 1969. This sheet is from the detailed timeline section and covers hour 104 through the beginning of hour 106 in the mission.

Page 3-71 lists the steps for the STAY/NO STAY FOR LUNAR SURFACE OPERATIONS. Neil Armstrong had just made history's first manned lunar landing less than 2 hours before these steps. Since that time, we were in a posture to leave the lunar surface if an emergency occurred. By this point in the flight plan, we and Mission Control had verified all our systems were operating properly. We were then given a go to stay on the lunar surface during our 104th hour in the mission.

Needless to say, Neil and I had an abundance of energy after this historic landing and starting a rest period as listed on page 3-72 was the last thing on our minds. At about 104 hours 30 minutes into the mission, Neil asked and received concurrence from Mission Control to start the EVA or moon walk activities about 5 hours earlier than was written in the flight plan. Thus, we were actually doing EVA Prep work during this period on page 3-72. These tasks consisted of configuring our space suits to be able to strap on our PLSS (Portable Life Support Systems) or "back packs," then performing space suit pressure and communication checks.

This page has been in my private collection since 1969. I have written along the top of page 3-71 and along the bottom of page 3-72: "Carried to the Moon aboard Apollo XI" and signed both sides. Additionally, a copy of the flight plan cover is enclosed.

Buzz Aldrin
Col. USAF, (Ret.)
Gemini XII Pilot
Apollo 11 Lunar Module Pilot

#ALDRIN11 | $145K

COMPARABLE ASSET VALUE

ASSET VALUE

+299.1%

TRANSACTIONS

3

"In these eight days of the Apollo 11 mission the world was witness to not only the triumph of technology, but to the strength of man's resolve and the persistence of his imagination."

WALTER CRONKITE

July 1969

JOIN THE CONVERSATION ›

N04:
N71:
N93:
X
Y
Z
GET
104:15
DON HELMET AND GLOVES
STAY/NO STAY FOR LUNAR SURFACE OPERATIONS
CONFIGURE COMM
FOR LUNAR STAY
AGS LUNAR ALIGN
P12 - ASCENT PROGRAM

#ALDRIN11 | *Visuals*

LAUNCH GALLERY ›

#ALDRIN11 | *Timeline*

Jan. 1930	Buzz Aldrin is born in Montclair, New Jersey.
Jun. 1951	Aldrin graduates from West Point 3rd in his class.
Jul. 1958	Congress passes legislation establishing the National Aeronautics and Space Administration (NASA).
May. 1961	In a speech to Congress, President John F. Kennedy pledges to carry out Project Apollo.
Sep. 1962	In a speech at Rice University, President Kennedy says: "We choose to go to the moon in this decade and do the other things, not because they are easy, but because they are hard..."